OMB Number:  3235-0145
                                                Expires:  December 31, 2005
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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                           WESTERBEKE CORPORATION
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                              (Name of Issuer)

                                COMMON STOCK
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                       (Title of Class of Securities)

                                  957547102
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                               (CUSIP Number)

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John H. Westerbeke, Jr.                     Copy to:
and Westerbeke Acquisition Corporation      Pepe & Hazard LLP
Myles Standish Industrial Park              Goodwin Square
150 John Hancock Road                       Hartford, CT  06103
Taunton, MA  02780                          (860) 522-5175
(508) 823-7677 Ext. 501                     Attn:  Walter W. Simmers
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                May 22, 2003
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           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTION}[SECTION} 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See [SECTION} 240.13d-7 for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957547102
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      1.    Names of Reporting Persons.  John H. Westerbeke, Jr.
            I.R.S. Identification Nos. of above persons (entities only).
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      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

      (a)

      x

      (b)
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      3.    SEC Use Only
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      4.    Source of Funds (See Instructions) ...PF
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or (e)
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      6.    Citizenship or Place of Organization
            U.S.A

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Number of      7.     Sole Voting Power                            75,000
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Shares Bene-
ficially by    8.     Shared Voting Power                       1,098,250
                      Owned by Each
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Reporting      9.     Sole Dispositive Power                       75,000
                      Person With
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               10.    Shared Dispositive Power                  1,098,250
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      11.   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                    1,173,250
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      12.   Check Box if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)
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      13.   Percent of Class Represented by Amount in
            Row (11)                                                 57.8%
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      14.   Type of Reporting Person (See Instructions)

                                     IN

CUSIP No. 957547102
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      1.    Names of Reporting Persons.  Westerbeke Acquisition Corporation
            I.R.S. Identification Nos. of above persons (entities only). (Applied for)
-------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)

            x

            (b)
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      3.    SEC Use Only
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      4.    Source of Funds (See Instructions) 00
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or (e) -
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      6.    Citizenship or Place of Organization
            Delaware
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Number of      7.     Sole Voting Power                                 0
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Shares Bene-
ficially by    8.     Shared Voting Power                       1,098,250
Owned by Each
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Reporting      9.     Sole Dispositive Power 0
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Person With
               10.    Shared Dispositive Power                  1,098,250
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      11.   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                    1,098,250
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      12.   Check Box if the Aggregate Amount in Row
            (11) Excludes Certain Shares (See Instructions) x
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      13.   Percent of Class Represented by Amount in
            Row (11)                                                 56.2%
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      14.   Type of Reporting Person (See Instructions)

                                     CO

      The Statement on Schedule 13D, dated May 12, 2003 filed by John H. Westerbeke, Jr. and Westerbeke Acquisition Corporation ("Acquisition") is hereby amended by this Amendment No. 1, dated June 4, 2003 to reflect their current general unwillingness to sell any portion of their beneficial interest in Westerbeke Corporation (the "Company") common stock to a third party and their specific opposition to a recent proposal by a third party to acquire all of the assets of the Company, as expressed to the special committee of the board of directors of the Company. The special committee was formed to, among other things, evaluate the offer of Mr. Westerbeke and Acquisition to merge Acquisition with and into the Company. This amendment is being filed by both Mr. Westerbeke and Acquisition.

Item 4.  Purpose of Transaction

      Item 4 is hereby amended by adding the following language:

      On May 15, 2003, Mr. Westerbeke received an inquiry from a potential strategic acquiror of the Company regarding the possibility of making an offer to purchase the entire Company at a price in excess of $3.00 per share of common stock. On May 21, 2003, counsel for the potential acquiror sent a letter to Pepe & Hazard (counsel to Mr. Westerbeke and Acquisition) advising that the acquiror expected to make a formal proposal on the terms set forth in the letter. (See Exhibit 4). The letter was referred to the special committee. Mr. Westerbeke and Aquisition understand that counsel for the special committee subsequently spoke to counsel for the potential acquiror to determine whether the proposal represented the acquiror's highest and best offer and that such counsel responded that the potential acquiror would consider making a higher offer if, subject to the conditions set forth in such counsel's letter of May 21, 2003, the proposal were to receive the support of Mr. Westerbeke. Mr. Westerbeke advised the special committee he would not vote the shares of Company common stock beneficially owned by him (through Acquisition) in favor of such proposal. Mr. Westerbeke and Acquisition understand Counsel for the special committee so informed counsel for the potential acquiror of Mr. Westerbeke's position.

      Mr. Westerbeke and Acquisition understand that on May 27, 2003 the special committee received from the potential acquiror a formal offer to acquire the assets of the Company on the terms set forth in its letter of May 23, 2002. (See Exhibit 5). Subsequently, a member of the special committee spoke to Mr. Westerbeke, who again stated he would not vote his shares of Company common stock beneficially owned by him (through Acquisition) in favor of such offer. Mr. Westerbeke and Acquisition further understand that on May 28, 2003, the special committee met and voted unanimously to recommend to the board of directors of the Company that the Company not pursue the offer on the basis that under Delaware law, the proposed acquisition would require approval by holders of a majority of the Company's common stock and that in light of Mr. Westerbeke's opposition to the offer it would be imprudent to expend Company resources pursuing a transaction that could not be consummated. The special committee reported its recommendation to the board of directors of the Company on May 29, 2003. On the same date, the board of directors (with Mr. Westerbeke abstaining), acting subsequent to the recommendation of the special committee, determined not to pursue the proposed transaction for the same reasons stated by the special committee.

Mr. Westerbeke and Acquisition understand that thereafter counsel for the special committee informed counsel for the potential acquiror of Mr. Westerbeke's position with respect to such offer. Mr. Westerbeke and Acquisition further understand that on May 29, 2003, the chairman of the special committee advised the potential acquiror of the decision of the special committee and the board of directors and the reason for such decision.

      Prior to receipt of the foregoing proposal, Mr. Westerbeke received a preliminary inquiry from a private equity firm about the possibility of purchasing Mr. Westerbeke's beneficial interest in the Company. (See
Exhibit 6). Mr. Westerbeke referred the inquiry to the special committee which informed the private equity firm that Mr. Westerbeke was unwilling to sell any portion of his beneficial interest in the Company to a third party. Mr. Westerbeke has not received any further communication from such firm.

Item 7.  Materials to be filed as Exhibits.

      4.    Letter of Falk, Shaff & Ziebell, LLP, dated May 21, 2003.

      5.    Letter of Valley Detroit Diesel Allison dated May 23, 2003.

      6.    Letter of Montgomery Advisors, LLC dated May 2, 2003.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

                                    WESTERBEKE ACQUISITION CORPORATION



                                    By: /s/ John H. Westerbeke, Jr.  6/4/03
                                       ------------------------------------
                                    John H. Westerbeke, Jr.          (Date)
                                    Its President


                                    By: /s/ John H. Westerbeke, Jr.  6/4/03
                                       ------------------------------------
                                    John H. Westerbeke, Jr.          (Date)


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